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                               March 3, 2021

       Philip Capron
       Chief Executive Officer
       Mission First Capital LLC
       100 Seventh Street, Suite 104
       Portsmouth, VA 23704

                                                        Re: Mission First
Capital LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed February 16,
2021
                                                            File No. 024-11396

       Dear Mr. Capron:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed February 16,
2021

       General

   1. We note your response to comment 4 and that you are offering an aggregate of 1,000,000 membership interests
depending upon the holding period selected by each investor.
                                                        Please revise your
offering circular to indicate the amount of each class being offered.
                                                        Refer to Item 501(b)(2)
of Regulation S-K.
   2. Please have your principal accounting officer sign the offering statement or clarify, if true, that the chief
financial officer also serves in such capacity. Refer to Instruction 1 to
                                                        Instructions to
Signatures of Form 1-A.
 Philip Capron
Mission First Capital LLC
March 3, 2021
Page 2
3. We note your response to comment 5 and that if you engage a broker-dealer you will file a post-qualification amendment. Please tell us how you intend to comply with Exchange
         Act Rules 15c2-4 and 10b-9.
Withdrawal and Redemption Policy, page 52

4. We note that there is a mandatory redemption provision attached to each class of
         Membership Interests. Please revise your offering circular to disclose the material terms of the mandatory redemption provision. In this regard, please update your disclosure regarding the redemption program. For example only, the risk factor on page 12 states that no one is allowed to redeem their interests for the first 12 months; however, Section
         4.2 of your operating agreement states that no member may withdraw within the first 36 months.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNamePhilip Capron                                Sincerely,
Comapany NameMission First Capital LLC
                                                               Division of
Corporation Finance
March 3, 2021 Page 2                                           Office of Real
Estate & Construction
FirstName LastName